UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-35755

CIS ACQUISITION LTD.

(Translation of registrant’s name into English)

89 Udaltsova Street, Suite 84

Moscow, Russia, 119607

Telephone: (917) 514-1310

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On March 18, 2013, the callable Class A Shares and redeemable warrants underlying the units sold in the initial public offering of CIS Acquisition Ltd. (the “Company”) began to trade separately on a voluntary basis. The symbols for the Company’s Class A Shares, warrants and units are CISAA, CISAW, and CISAU, respectively. The Company’s press release, dated March 15, 2013, announcing the commencement of separate trading is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibits

Exhibit No.	Description

99.1	Press release, dated March 15, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 19, 2013	CIS ACQUISITION LTD.

	By:	/s/ Kyle Shostak
Name: Kyle Shostak Title: Chief Financial Officer